Filed Pursuant to Rule 433
Registration No. 333-155908

November 16, 2009
Thomas & Betts Corporation

Pricing Term Sheet

Issuer:	Thomas & Betts Corporation
Size:	$250,000,000
Maturity:	November 15, 2021
Coupon:	5.625%
Price to Public:	99.186% of principal amount
Yield to Maturity:	5.720%
Spread to Benchmark Treasury:	237.5 basis points
Benchmark Treasury:	T 3.375% due November 15, 2019
Benchmark Treasury Price and Yield:	100-08 and 3.345%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2010
Denominations:	$2,000 x 1,000
Redemption Provision:
Make-Whole Call:	At any time at a discount rate of Treasury plus 40 basis points
Trade Date:	November 16, 2009
Settlement Date:	T+5; November 23, 2009
CUSIP / ISIN:	884315AG7 / US884315AG74
Ratings (Moody’s / S&P / Fitch)*:	Baa2 (negative) / BBB (stable) / BBB (stable)
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Morgan Keegan & Company, Inc. SunTrust Robinson Humphrey, Inc.

*A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322; J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.